CNL Hospitality Properties II, Inc.
                             450 South Orange Avenue
                                Orlando, FL 32801



                                                                     May 6, 2005


VIA EDGAR AND FEDERAL EXPRESS
-----------------------------
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0408
Mail Stop 04-09
Attention:  Jennifer Gowetski, Attorney-Advisor

Re:      CNL Hospitality Properties II, Inc.
         Application for Withdrawal Pursuant to Rule 477
         Registration Statement on Form S-11 (SEC File No. 333-116471)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act"), CNL Hospitality Properties II, Inc., a Maryland corporation (the "Registrant"), hereby applies for withdrawal of its registration statement on Form S-11 (File No. 333-116471) together with all amendments and exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on June 14, 2004 and was amended on July 6, 2004. The Registrant is requesting withdrawal of the Registration Statement because it has determined at this time not to pursue a best efforts offering of its common stock. The Registration Statement has not been declared effective by the Commission, and none of the securities proposed to be registered by the Registration Statement have been sold.

Accordingly, the Registrant respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable. In accordance with Rule 457(p) promulgated under the Act, the Registrant also requests that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use by the Registrant (including a successor within the meaning of Rule 405 of Regulation C), a majority-owned subsidiary of that registrant, or a parent that owns more than 50 percent of the Registrant's outstanding voting securities. Please fax a copy of the order to the Registrant at 407-423-2894 and to Judith Fryer of Greenberg Traurig, LLP, the Registrant's counsel in connection with this matter, at 212-805-9330.

If you have any questions regarding the foregoing application for withdrawal, please contact Judith Fryer at (212) 801-9330.


                                                 Sincerely,

                                                 /s/ Thomas J. Hutchison III
                                                 -------------------------------
                                                 Thomas J. Hutchison III
                                                 Chief Executive Officer